Filed by Biovail Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Valeant Pharmaceuticals International
Commission File No.: 001-11397
June 21, 2010
Biovail/Valeant

Biovail & Valeant:
A New Leader in Specialty Pharmaceuticals
• Biovail and Valeant merger agreement announced June 21, 2010
• Combined:
 – Focused on growth & cash flow generation
 – Diversified by product line, therapeutic area and geography
 – Scale, financial strength and complementary product lines accelerate growth opportunities
• Four focused growth platforms:
 –  Specialty CNS
 –  Dermatology
 –  Canada
 –  Emerging markets/branded generics
• Limited patent exposure

About Valeant
• Valeant is an industry-leading specialty pharmaceutical company based in Orange County, California
• Valeant is dedicated to the development and marketing of specialty pharmaceuticals, branded generic and over-the-counter products
• Primary focus on the neurology and dermatology therapeutic areas
• Valeant employs approximately 3,100 people worldwide, with manufacturing sites in Canada, Brazil, Poland and Mexico.

Acanya Gel
(Clindamycin Phosphate 1.2% and Benzoyl Peroxide 2.5%)

Atralin (tretinoin) gel 0.05%

CeraVe

ZOVIRAX (ACYCLOVIR) CREAM 5%

hissyfit

DR LEWINN'S

Xenazine (tetrabenazine)

MIGRANAL

Orally Disintegrating Tablets zelapar (selegiline HCl)

TIAZAC XC

nabilone CESAMET

RALIVIA

Glumetza (metformin HCl extended release tablets)

Laboratoire Dr Renaud

GROSSMAN

ICN Polfa Rzeszów S.A.

ESPAVEN

Wellbutrin XL bupropion HCl

CARDIZEM LA (diltiazem HCl) Tablets

ULTRAM ER

BIOVAIL

Life Improved

Combined Forces
On a trailing 12-month basis, 3/31/10
Specialty CNS :
~$275 Million
(~16%)
Canada:
~$160 Million
(~9%)
Emerging Markets /
Branded Generics:
~$350 Million
(~20%)
Legacy/Other:
~$600 Million
(~34%)
Dermatology:
~$375 Million
(~22%)
The New Valeant

New Valeant
• Headquarters to remain in existing Mississauga, Ontario location
• U.S. headquarters to be determined
• Barbados facility will remain principal operating subsidiary
• Mike Pearson, currently Chairman and CEO of Valeant, will be the new
 CEO, residing in Barbados
• Bill Wells to serve as Chairman
• Combined company name: Valeant Pharmaceuticals International, Inc.

Transition Process
• A team of senior executives from Biovail and Valeant will assist with the transition process
• Both companies are experienced and successful at integration
• Transition will be complete by the end of 2010
• Further communications will be shared as plans are finalized

Forward-looking Statements
Caution Regarding Forward-Looking Information and “Safe Harbor” Statement
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).
These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; the expected timing of the completion of the transaction; and the expected payment of a one-time cash dividend. Forward-looking statements can generally be identified by the use of words such as
“believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements.
Although Valeant and Biovail believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Valeant and Biovail stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Valeant and Biovail operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the pharmaceutical industry, as detailed from time to time in each of Valeant’s and Biovail’s reports filed with the Securities and Exchange Commission (“SEC”) and, in Biovail’s case, the Canadian Securities
Administrators (“CSA”). There can be no assurance that the proposed merger will in fact be consummated.
Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of Valeant’s and Biovail’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and Item 1.A in each of Valeant’s and
Biovail’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010. Valeant and Biovail caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Valeant and Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Neither Biovail nor Valeant undertakes any obligation to update or revise any forward-
looking statement, except as may be required by law.
Additional Information
In connection with the proposed merger, Valeant and Biovail plan to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Valeant and Biovail that also constitutes a prospectus of each of Valeant and Biovail. Valeant and Biovail will mail the joint proxy statement/prospectus to their respective stockholders.
INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT
INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Valeant and Biovail, free of charge, at the website maintained by the SEC at www.sec.gov and, in Biovail’s case, on SEDAR at www.sedar.com. You may also obtain these documents, free of charge, from Valeant’s website (www.valeant.com) under the tab “Investor Relations” and then under the heading “SEC Filings,” or by directing a request to Valeant, One Enterprise, Aliso Viejo,
California, 92656, Attention: Corporate Secretary. You may also obtain these documents, free of charge, from Biovail’s website (www.biovail.com) under the tab “Investor
Relations” and then under the heading “Regulatory Filings” and then under the item “Current SEC Filings,” or by directing a request to Biovail, 7150 Mississauga Road,
Mississauga, Ontario, Canada, L5N 8M5, Attention: Corporate Secretary.
The respective directors and executive officers of Valeant and Biovail and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Valeant’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Valeant on March 25, 2010, and information regarding Biovail directors and executive officers is available in its definitive proxy statement filed with the SEC and CSA by Biovail on April 21, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the CSA when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.